

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-mail
Wayne A. Doss
President
Innocent, Inc.
2000 NE 22nd Street
Wilton Manors, FL  33305

> **Re:    Innocent, Inc.**
> **Form 10-K/A for the fiscal year ended August 31, 2010**
> **Filed May 27, 2011**
> **Form 10-Q/A for the quarterly period ended November 30, 2010**
> **Filed May 27, 2011**
> **Form 10-Q for the quarterly period ended February 28, 2011**
> **Filed April 29, 2011**
> **File No. 333-150061**

Dear Mr. Doss:

We have reviewed your response filed July 6, 2011 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2010, as amended

Item 8. Financial Statements, page F-1

Statements of Cash Flows, page F-5

1.  We note your response to comment one in our letter dated June 8, 2011 and your proposed revision increasing proceeds from notes payable by $10,000 to $67,396.  We further note the line item to be included within financing activities in your Statements of Cash Flows entitled "Conversion of note to common stock" for ($10,000) resulting in notes payable of $57,396 as reflected on your balance sheet as of August 31, 2010.  Your

proposed revision indicates you had a cash outflow of $10,000; generally debt converted to common stock is a non-cash transaction. Please tell us and revise your disclosure to explain the nature of the transaction such that you issued stock and paid back $10,000 in cash on the note payable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

2. We note your response to comment two in our letter dated June 8, 2011. Please file as an exhibit to your next current or periodic report the non-binding commitment letter from QuoteBrand. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 9A. Controls and Procedures, page 16

3. We note your response to comment three in our letter dated June 8, 2011. In describing the control deficiency you indicate that there has been no material breach or omission of material information. This proposed disclosure appears inconsistent with your conclusions that disclosure controls and procedures as well as your internal controls over financial reporting were not effective. Please note the severity of a deficiency in internal control over financial reporting does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that your internal controls over financial reporting will fail to prevent or detect a misstatement on a timely basis. Please refer to SEC Release No. 33-8810 and revise your disclosure as appropriate.

4. We note your response to comment four in our letter dated June 8, 2011. Please state whether the company has remediated any of the material weaknesses that you have identified. If not, state this clearly in your filing.

Conclusions, page 17

5. We note your response to comment five in our letter dated June 8, 2011. Please confirm that you will identify Mr. Doss as your principal accounting officer in your filing, including in the Directors, Executive Officers, and Corporate Governance section, as well as including this title on the signature page.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

6. We note your response to comment nine in our letter dated June 8, 2011. Please disclose the information required by Item 404(a) of Regulation S-K for each loan made to you. In this regard, please disclose the amount of each loan provided to you by the individuals identified in your response.

Form 10-Q for the quarterly period ended November 30, 2010, as amended

Statements of Cash Flows, page 5

7.  We note your response to comment 11 in our letter dated June 8, 2011.  Information
    about all investing and financing activities during a period that affect recognized assets or
    liabilities but that do not result in cash receipts or cash payments in the period shall be
    disclosed as supplemental disclosure on the same page as the statements of cash flows or
    within the notes to the financial statements.  Please refer to FASB ASC 230-10-50-1
    through 6 and revise your disclosure accordingly.

Form 10-Q for the quarterly period ended February 28, 2011

Statements of Cash Flows, page 5

8.  We note your response to comment 11 in our letter dated June 8, 2011. Please revise your
    statement of cash flows to reflect the cash portion, if any, associated with the acquisition
    of the working interest from Oportunidad, LLC.  Please refer to FASB ASC 230-10-50-1
    through 6.  Also, please revise your description of the assets acquired and the nature of
    the costs capitalized to provide greater transparency.  Please refer to FASB ASC 932-
    235-50 and include disclosure of your method for accounting for costs incurred in your
    oil and gas activities.

Controls and Procedures, page 16

9.  We note your response to comment 14 in our letter dated June 8, 2011 and reiterate our
    comment.  Please refer to SEC Release No. 33-8810 and revise your disclosure accordingly.

    You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202)
551-3377 if you have questions regarding comments on the financial statements and related
matters.  Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Brigitte Lippmann,
Special Counsel, at (202) 551-3713 if you have questions regarding any other comments.

                                        Sincerely,

                                        /s/ Brigitte Lippmann    for

                                        Andrew D. Mew
                                        Accounting Branch Chief